Exhibit 99.1

Ellomay Capital Reports Results for the Fourth Quarter and Full Year of 2018

Tel-Aviv, Israel, March 29, 2019 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today reported its unaudited financial results for the three and twelve month periods ended December 31, 2018.

Financial Highlights

•
Revenues were approximately €18.1 million for the year ended December 31, 2018, compared to approximately €13.6 million for the year ended December 31, 2017. The increase in revenues is mainly a result of the commencement of operations of the Company’s two waste-to-energy projects (the “WtE Projects”) in the Netherlands (one in November 2017 and the other in June 2018) and the results for a full year of the photovoltaic plant in Talmei Yosef (the “Talmei Yosef PV Plant”), acquired in October 2017, partially offset by lower revenues in Italy due to relatively lower radiation levels in the year ended December 31, 2018 compared to the year ended December 31, 2017.

•
Operating expenses were approximately €6.3 million for the year ended December 31, 2018, compared to approximately €2.5 million for the year ended December 31, 2017. The increase in operating expenses is mainly attributable to additional operating expenses resulting from the commencement of operations of the WtE Projects in the Netherlands, as WtE operations are characterized by higher operating expenses compared to PV operations, resulting from the components of raw materials and the costs of waste removal, and from the acquisition of the Talmei Yosef PV Plant. Depreciation expenses were approximately €5.8 million for the year ended December 31, 2018, compared to approximately €4.5 million for the year ended December 31, 2017.

•
Project development costs were approximately €2.9 million for the year ended December 31, 2018, compared to approximately €2.7 million for the year ended December 31, 2017. The increase in project development costs is mainly attributable to consultancy expenses in connection with the project to promote the construction of a 300 MW photovoltaic plant in the municipality of Talaván, Cáceres, Spain (the “Talasol Project”).

•
General and administrative expenses were approximately €3.6 million for the year ended December 31, 2018, compared to approximately €2.4 million for the year ended December 31, 2017. The increase in general and administrative expenses resulted mainly from payment of approximately €0.4 million pursuant to a VAT assessment agreement from previous years in Israel and related expenses and from increased expenses resulting from the commencement of operations of the WtE Projects in the Netherlands and the acquisition of the Talmei Yosef PV Plant.

•
Share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately €2.5 million in the year ended December 31, 2018, compared to approximately €1.5 million in the year ended December 31, 2017. The increase in the Company’s share of profit of equity accounted investee is mainly attributable to an increase in sales of electricity by Dorad due to increased production and to lower financial expenses incurred by Dorad as a result of the CPI indexation of loans from banks and related parties.

•
Financing expenses, net was approximately €2.1 million for the year ended December 31, 2018, compared to approximately €9.2 million for the year ended December 31, 2017. The decrease in financing expenses was mainly due to: (i) the reevaluation of the Company’s euro/US$ forward transactions and marketable securities in the aggregate profit amount of approximately €0.5 million for the year ended December 31, 2018, compared to a loss of approximately €3.2 million for the year ended December 31, 2017, and (ii) income in connection with exchange rate differences amounting to approximately €0.7 million in the year ended December 31, 2018, mainly in connection with the NIS denominated Debentures, compared to expenses in the amount of approximately €3.6 million in the year ended December 31, 2017, mainly in connection with US dollar denominated cash and marketable securities, resulting from exchange rate differences caused by the 14% revaluation of the euro against the US$ during 2017. Following the change of presentation currency in 2017, the Company converted the majority of its cash and marketable securities from US dollar to euro.

•
Taxes on income were approximately €0.2 million in the year ended December 31, 2018, compared to approximately €0.4 million in the year ended December 31, 2017. This decrease resulted mainly from the application of a tax incentive in the Netherlands applicable for companies that invest in energy-efficient technology, claimable upon filing the relevant tax return by reducing the amount of taxable profit.

•	Net profit was approximately €0.6 million in the year ended December 31, 2018, compared to net loss of approximately €6.6 million for the year ended December 31, 2017.

•	Net profit per share was approximately €0.1 in the year ended December 31, 2018, compared to net loss per share of approximately €0.57 for the year ended December 31, 2017.

•
Total other comprehensive loss was approximately €1.2 million for the year ended December 31, 2018, compared to total other comprehensive loss of approximately €0.2 million in the year ended December 31, 2017. The change was mainly due to changes in fair value of cash flow hedges and from foreign currency translation differences on New Israeli Shekel denominated operations, as a result of fluctuations in the euro/NIS exchange rates.

•	Total comprehensive loss was approximately €0.5 million in the year ended December 31, 2018, compared to total comprehensive loss of approximately €6.9 million in the year ended December 31, 2017.

•	EBITDA was approximately €8.7 million for the year ended December 31, 2018, compared to approximately €7.5 million for the year ended December 31, 2017.

•
Net cash from operating activities was approximately €6.6 million for the year ended December 31, 2018, compared to approximately €2.3 million for the year ended December 31, 2017. The increase in net cash from operating activities is mainly attributable to interest payment received during 2018 on a loan to an equity accounted investee.

•
As of March 1, 2019, the Company held approximately €29.8 million in cash and cash equivalents, approximately €0.4 million in marketable securities and approximately €6.9 million in restricted short-term and long-term cash.

Ran Fridrich, CEO and a board member of Ellomay commented: “2018 met our target presenting increased revenues, net profit and a strong cash flow from operations, while we continue promoting our major development projects – Talasol and Manara PSP. We expect to commence the construction of the Talasol project during the first half of 2019 and are diligently promoting the Manara PSP project towards financial closing.”

Information for the Company’s Series A and Series B Debenture Holders

As of December 31, 2018, the Company’s Net Financial Debt (as such term is defined in the Deeds of Trust of the Company’s Debentures) was approximately €20.2 million (consisting of approximately €69.8 million of short-term and long-term debt from banks and other interest bearing financial obligations and approximately €51.3 million in connection with the Series A Debentures issuances (in January and September 2014) and the Series B Debentures issuance (in March 2017), net of approximately €39 million of cash and cash equivalents and marketable securities and net of approximately €61.9 million of project finance and related hedging transactions of the Company’s subsidiaries).

Use of NON-IFRS Financial Measures

EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s historical financial performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s commitments, including capital expenditures, and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. The Company’s EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. A reconciliation between results on an IFRS and non-IFRS basis is provided in the last table of this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy, approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption;

•
75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

•
51% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively;

•	Talasol, which is involved in a project to construct a photovoltaic plant with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

 This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including weather conditions, regulatory changes, changes in the supply and prices of resources required for the operation of our facilities (such as waste and natural gas), changes in demand and technical and other disruptions in the operations or construction of the power plants owned by us. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: limors@ellomay.com

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Statements of Financial Position

	December 31,
	2018	2017	2018
	Audited
	€ in thousands		Convenience Translation into US$ in thousands*
Assets
Current assets:
Cash and cash equivalents	36,882	23,962	42,231
Marketable securities	2,132	2,162	2,441
Restricted cash and marketable securities	4,653	3,265	5,328
Receivable from concession project	1,292	1,286	1,479
Financial assets	1,282	1,249	1,468
Trade and other receivables	12,623	10,645	14,454
	58,864	42,569	67,401
Non-current assets
Investment in equity accounted investee	27,746	27,655	31,770
Advances on account of investments	798	8,825	914
Receivable from concession project	25,710	27,725	29,439
Fixed assets	87,220	78,837	99,870
Intangible asset	4,882	5,505	5,590
Restricted cash and deposits	2,062	3,660	2,361
Deferred tax	2,423	1,777	2,774
Long term receivables	1,455	1,535	1,666
	152,296	155,519	174,384

Total assets	211,160	198,088	241,785

Liabilities and Equity
Current liabilities
Current maturities of long term loans	5,864	3,103	6,714
Debentures	8,758	4,644	10,028
Trade payables	2,126	1,349	2,434
Other payables	3,103	2,187	3,553
	19,851	11,283	22,729
Non-current liabilities
Finance lease obligations	-	3,690	-
Long-term loans	60,228	42,091	68,963
Debentures	42,585	52,987	48,761
Deferred tax	6,219	5,982	7,121
Other long-term liabilities	5,320	4,555	6,092
	114,352	109,305	130,937
Total liabilities	134,203	120,588	153,666
Equity
Share capital	19,980	19,980	22,878
Share premium	58,344	58,339	66,806
Treasury shares	(1,736)	(1,736)	(1,988)
Reserves	1,169	2,357	1,339
Retained earnings (accumulated deficit)	758	(299)	868
Total equity attributed to shareholders of the Company	78,515	78,641	89,903
Non-Controlling Interest	(1,558)	(1,141)	(1,784)
Total equity	76,957	77,500	88,119
Total liabilities and equity	211,160	198,088	241,785

* Convenience translation into US$ (exchange rate as at December 31, 2018: euro 1 = US$ 1.145)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Statements of Comprehensive Income (in thousands, except per share data)

	For the three months ended December 31,		For the year ended December 31,		For the three months ended December 31,	For the year ended December 31,
	2017	2018	2017	2018	2018	2018
	Unaudited		Audited		Unaudited	Audited
	€ in thousands				Convenience Translation into US$*
Revenues	2,867	4,246	13,636	18,117	4,862	20,745
Operating expenses	(892)	(1,769)	(2,549)	(6,342)	(2,026)	(7,262)
Depreciation expenses	(1,213)	(1,452)	(4.518)	(5,816)	(1,663)	(6,660)
Gross profit	761	1,025	6,569	5,959	1,173	6,823

Project development costs	(1,001)	(256)	(2,739)	(2,878)	(293)	(3,295)
General and administrative expenses	(559)	(838)	(2,420)	(3,600)	(960)	(4,122)
Share of profits (loss) of equity accounted investee	(55)	331	1,531	2,545	379	2,914
Other income, net	4	811	18	884	929	1,012
Operating profit (loss)	(849)	1,073	2,959	2,910	1,228	3,332

Financing income	856	739	1,333	2,936	846	3,362
Financing income (expenses) in connection with derivatives, net	(308)	347	(3,156)	494	397	566
Financing expenses	(2,856)	(1,342)	(7,405)	(5,521)	(1,537)	(6,322)
Financing income (expenses), net	(2,308)	(256)	(9,228)	(2,091)	(294)	(2,394)
Profit (Loss) before taxes on income	(3,157)	817	(6,269)	819	934	938
Tax benefit (Taxes on income)	679	(95)	(372)	(215)	(107)	(246)
Profit (Loss) for the period	(2,478)	722	(6,641)	604	827	692
Profit (Loss) attributable to:
Owners of the Company	(2,218)	673	(6,115)	1,057	771	1,211
Non-controlling interests	(260)	49	(526)	(453)	56	(519)
Profit (loss) for the year	(2,478)	722	(6,641)	604	827	692
Other comprehensive income (loss) items that after
initial recognition in comprehensive income (loss)
were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	87	(258)	(359)	(787)	(295)	(901)
Other comprehensive income items that will not be transferred to profit or loss:
Effective portion of change in fair value of cash flow hedges	(1,036)	(476)	(1,244)	(1,008)	(545)	(1,154)
Net change in fair value of cash flow hedges transferred to profit or loss	546	348	1,382	643	398	736
Total other comprehensive loss	(403)	(386)	(221)	(1,152)	(442)	(1,319)
Total comprehensive profit (loss) for the year	(2,881)	336	(6,862)	(548)	385	(627)

Basic net profit (loss) per share	(0.15)	0.00	(0.57)	0.10	0.00	0.11
Diluted net profit (loss) per share	(0.15)	0.00	(0.57)	0.10	0.00	0.11

* Convenience translation into US$ (exchange rate as at December 31, 2018: euro 1 = US$ 1.145)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Statements of Changes in Equity (in thousands)

								Non- controlling	Total
		Attributable to shareholders of the Company						Interests	Equity

					Translation
	Share	Share	Retained earnings (accumulated	Treasury	reserve from foreign	Hedging
	capital	premium	deficit)	shares	operations	Reserve	Total
	€ in thousands
For the year ended
December 31, 2018:
Balance as at
January 1, 2018	19,980	58,339	(299)	(1,736)	2,219	138	78,641	(1,141)	77,500
Profit for the year	-	-	1,057	-	-	-	1,057	(453)	604
Other comprehensive loss for the year	-	-	-	-	(823)	(365)	(1,188)	36	(1,152)
Total comprehensive loss for the year	-	-	1,057	-	(823)	(365)	(131)	(417)	(548)
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	5	-	-	-	-	5	-	5
Balance as at
December 31, 2018	19,980	58,344	758	(1,736)	1,396	(227)	78,515	(1,558)	76,957

For the three months
ended December 31, 2018 (Unaudited):
Balance as at
September 30, 2018	19,980	58,342	85	(1,736)	1,679	(99)	78,251	(1,632)	76,619
Profit for the period	-	-	673	-	-	-	673	49	722
Other comprehensive loss for the period	-	-	-	-	(283)	(128)	(411)	25	(386)
Total comprehensive income for the period	-	-	673	-	(283)	(128)	262	74	336
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	2	-	-	-	-	2	-	2
Balance as at
December 31, 2018	19,980	58,344	758	(1,736)	1,396	(227)	78,515	(1,558)	76,957

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (in thousands) (cont’d)

								Non- controlling	Total
		Attributable to shareholders of the Company						Interests	Equity

					Translation
	Share	Share	Retained earnings (accumulated	Treasury	reserve from foreign	Hedging
	capital	premium	deficit)	shares	operations	Reserve	Total
	€ in thousands
For the year ended
December 31, 2017:
Balance as at
January 1, 2017	19,980	58,334	5,816	(1,722)	2,664	-	85,072	(701)	84,371
Loss for the year	-	-	(6,115)	-	-	-	(6,115)	(526)	(6,641)
Other comprehensive loss for the year	-	-	-	-	(445)	138	(307)	86	(221)
Total comprehensive loss for the year	-	-	(6,115)	-	(445)	138	(6,422)	(440)	(6,862)
Transactions with owners of the Company, recognized directly in equity:
Own shares acquired	-	-	-	(14)	-	-	(14)	-	(14)
Share-based payments	-	5	-	-	-	-	5	-	5
Balance as at
December 31, 2017	19,980	58,339	(299)	(1,736)	2,219	138	78,641	(1,141)	77,500

For the three months
ended December 31, 2017 (Unaudited):
Balance as at
September 30, 2017	19,980	58,337	1,335	(1,736)	2,776	628	81,320	(940)	80,380
Loss for the period	-	-	(1,634)	-	-	-	(1,634)	(260)	(1,894)
Other comprehensive loss for the period	-	-	-	-	(557)	(490)	(1,047)	59	(988)
Total comprehensive loss for the period	-	-	(1,634)	-	(557)	(490)	(2,681)	(201)	(2,882)
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	2	-	-	-	-	2	-	2
Balance as at
December 31, 2017	19,980	58,339	(299)	(1,736)	2,219	138	78,641	(1,141)	77,500

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (in thousands) (cont’d)

								Non- controlling	Total
		Attributable to shareholders of the Company						Interests	Equity

					Translation
	Share	Share	Retained earnings (accumulated	Treasury	reserve from foreign	Hedging
	capital	premium	deficit)	shares	operations	Reserve	Total
Convenience translation into US$ (exchange rate as at December 31, 2018: (euro 1 = US$ 1.145)
For the year ended
December 31, 2018:
Balance as at
January 1, 2018	22,878	66,800	(343)	(1,988)	2,541	158	90,046	(1,306)	88,740
Profit for the year			1,211				1,211	(519)	692
Other comprehensive loss for the year	-	-	-	-	(942)	(418)	(1,360)	41	(1,319)
Total comprehensive loss for the year	-	-	1,211	-	(942)	(418)	(149)	(478)	(627)
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	6	-	-	-	-	6	-	6
Balance as at
December 31, 2018	22,878	66,806	868	(1,988)	1,599	(260)	89,903	(1,784)	88,119
For the three months
ended December 31, 2018 (Unaudited):
Balance as at
September 30, 2018	22,878	66,804	97	(1,988)	1,923	(113)	89,601	(1,869)	87,732
Profit for the period			771				771	56	827
Other comprehensive loss for the period	-	-	-	-	(324)	(147)	(471)	29	(442)
Total comprehensive income for the period	-	-	771	-	(324)	(147)	300	85	385
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	2	-	-	-	-	2	-	2
Balance as at
December 31, 2018	22,878	66,806	868	(1,988)	1,599	(260)	89,903	(1,784)	88,119

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flow (in thousands)

	For the three months ended December 31,		For the year ended December 31,		For the three months ended December 31,	For the year ended December 31,
	2017	2018	2017	2018	2018	2018
	Unaudited		Audited		Unaudited	Audited
	€ in thousands				Convenience Translation into US$*
Cash flows from operating activities
Profit (loss) for the period	(2,478)	722	(6,641)	604	827	692
Adjustments for:
Financing expenses, net	2,308	256	9,228	2,091	294	2,394
Depreciation	1,213	1,452	4,518	5,816	1,663	6,660
Share-based payment transactions	2	2	5	5	2	6
Share of (profits) loss of equity accounted investees	54	(331)	(1,531)	(2,545)	(379)	(2,914)
Payment of interest on loan from an equity accounted investee	-	1,860	407	3,036	2,130	3,476
Change in trade receivables and other receivables	2,559	183	2,012	(17)	210	(19)
Change in other assets	(382)	257	126	37	294	42
Change in receivables from concessions project	(84)	355	(84)	1,431	406	1,639
Change in accrued severance pay, net	-	-	2	15	-	17
Change in trade payables	(468)	342	(258)	633	392	725
Change in other payables	(1,403)	(1,527)	(2,655)	(1,565)	(1,748)	(1,792)
Income tax expense (tax benefit)	(679)	95	372	215	107	246
Income taxes paid	(42)	(33)	(42)	(77)	(38)	(88)
Interest received	145	429	505	1,835	491	2,101
Interest paid	(1,939)	(2,121)	(3,659)	(4,924)	(2,429)	(5,638)
	1,284	1,219	8,946	5,986	1,395	6,855
Net cash from operating activities	(1,194)	1,941	2,305	6,590	2,222	7,547
Cash flows from investing activities
Acquisition of fixed assets	(1,220)	(647)	(7,576)	(3,708)	(741)	(4,246)
Acquisition of subsidiary, net of cash acquired	(9,851)	(1,000)	(9,851)	(1,000)	(1,145)	(1,145)
Advances on account of investments	978	-	(8,000)	-	-	-
Repayment of loan from an equity accounted investee	-	1,050	-	1,540	1,202	1,763
Acquisition of marketable securities	-	-	(6,677)	-	-	-
Proceeds from marketable securities	-	-	1,277	3,316	-	3,797
Proceed from settlement of derivatives, net	859	254	620	664	291	760
Decrease (increase) in restricted cash	(39)	(1,318)	3,225	(3,107)	(1,509)	(3,558)
Loans to others	-	(3,500)	(361)	(3,500)	(4,008)	(4,008)
Net cash from (used in) investing activities	(9,273)	(5,161)	(27,343)	(5,795)	(5,910)	(6,637)
Cash flows from financing activities
Dividend paid	-	-	-	-	-	-
Repayment of long-term loans and finance lease obligations	(1,019)	(2,891)	(2,224)	(17,819)	(3,310)	(20,403)
Repayment of Debentures	(4,842)	(4,668)	(4,842)	(4,668)	(5,345)	(5,345)
Repurchase of own shares	-	-	(14)	-	-	-
Proceeds from long term loans	156	230	5,575	34,745	263	39,784
Proceeds from issuance of Debentures, net	-	-	31,175	-	-	-
Net cash from (used in) financing activities	(5,705)	(7,329)	29,670	12,258	(8,392)	14,036

Effect of exchange rate fluctuations on cash and cash equivalents	52	44	(3,156)	(133)	51	(152)
Increase (decrease) in cash and cash equivalents	(16,120)	(10,505)	1,476	12,920	(12,029)	14,794
Cash and cash equivalents at the beginning of the period	40,082	47,387	22,486	23,962	54,260	27,437
Cash and cash equivalents at the end of the period	23,962	36,882	23,962	36,882	42,231	42,231

* Convenience translation into US$ (exchange rate as at December 31, 2018: euro 1 = US$ 1.145)

Ellomay Capital Ltd. and its Subsidiaries

Reconciliation of Profit (Loss) to EBITDA (in thousands)

	For the three months ended December 31,		For the year ended December 31,		For the three months ended December 31,	For the year ended December 31,
	2017	2018	2017	2018	2018	2018
	Unaudited
	€ in thousands				Convenience Translation into US$*
Net profit (loss) for the period	(2,478)	722	(6,641)	604	827	692
Financing expenses, net	2,308	256	9,228	2,091	294	2,394
Taxes on income (tax benefit)	(679)	95	372	215	107	246
Depreciation	1,213	1,452	4,518	5,816	1,663	6,660
EBITDA	364	2,525	7,477	8,726	2,891	9,992

* Convenience translation into US$ (exchange rate as at December 31, 2018: euro 1 = US$ 1.145)